

Mail Stop 3233

April 17, 2017

Via E-mail
Wanjun Xie, Chief Executive Officer
Achison Inc.
3906 Main Street
Suite 207
Flushing, NY 11354

> **Re: Achison, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed March 27, 2017**
> **File No. 333-211051**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

General

1. We note your response to our prior comment 1 and your revised disclosure that "Lansdale Inc will intend to hold sufficient shares to become the parent of the Corporation." We further note your disclosure on page 6 that "Lansdale Inc is a holding company…" and "After two years… Lansdale Inc will resale (*sic*) some shares of the Corporation… which Lansdale Inc will be holding." It appears that an investment decision has been made that Lansdale will purchase shares from you. Please tell us how this complies with Section 5 of the Securities Act.

2.   We note your disclosure throughout the prospectus that Lansdale is a holding company. We further note your disclosure on page 6 where you indicate that you are setting up several companies in the same industry, namely Landbay, Lemont, Linton and Dewriver. Please revise your disclosure to clarify whether you or Lansdale is the holding company for these entities.

Prospectus Summary, page 6

3.   We note your response to our prior comment 3 and your revised disclosure in paragraph 3 that you will not reimburse Blueville for expenses paid to date. Please reconcile this disclosure with your disclosure on page 10 where you indicate that you will reimburse Blueville for auditing and legal fees.

Exhibit 5. Legal Opinion

4.   We note your response to our prior comment 4. The introductory language of paragraph 6 of the legal opinion continues to serve as an unacceptable qualification of the opinion in paragraph 9, especially as it relates to parts (ii), (iii), and (iv) of paragraph 6. Please ask counsel to revise the introductory language or to delete parts (ii), (iii), and (iv) of paragraph 6. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

Exhibit 23

5.   Please include an updated consent from your independent accountant in the pre-effective amendment.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities